EXHIBIT 21

Subsidiaries of Access National Corporation

Subsidiary and Name Under Which	Jurisdiction of Incorporation
Business is Done	or Organization

Access National Bank	Virginia
Access National Mortgage Company	Virginia
Access National Leasing	Virginia

Access National Capital Trust I	Virginia